Amended



12063191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Guaneri **212-231-6458** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2012
09 REGISTRATIONS BRANCH

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Halcyone Williams
Notary Public State of New York
No.01WI6161626
Qualified in Richmond County
Commission Expires 2/28/2015

Paul Guaneri
Signature

CFO
Title

Halcyone Williams 5/21/2012
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2012


pwc

Macquarie Capital (USA) Inc.

Statement of Financial Condition
March 31, 2012

Macquarie Capital (USA) Inc.
Index
March 31, 2012



pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. (the "Company") at March 31, 2012 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 29, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2012

Assets	
Cash	$ 6,371,733
Cash segregated under federal regulations	9,000,000
Receivable from broker-dealers and clearing organizations	22,950,582
Receivable from customers	1,697,459
Receivable from non-customer	573,359
Securities owned, at fair value (cost of $297,147,700)	296,605,420
Securities borrowed	583,376,952
Fees receivable	8,085,901
Receivable from affiliates	28,697,698
Goodwill	56,488,668
Intangible assets	4,276,055
Dividends and interest receivable	5,947,572
Other assets	7,160,450
Total assets	$ 1,031,231,849
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 1,783,460
Payable to customers	2,784,960
Payable to non-customer	329,477,712
Securities loaned	233,506,297
Payable to parent and affiliates	148,127,053
Dividends and interest payable	5,777,860
Accrued expenses and other liabilities	19,959,363
Total liabilities	741,416,705
Commitments and contingencies (Note 12)	
Stockholder's equity	
Common Stock, $.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	511,218,010
Accumulated deficit	(221,404,430)
Total stockholder's equity	289,815,144
Total liabilities and stockholder's equity	$ 1,031,231,849

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, and credit sales trading. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. During 2011, the Company began self clearing transactions for the Systematic Trading business on behalf of Macquarie Bank Limited ("MBL"). The Company migrated its US Securities customers from a fully disclosed basis with an unaffiliated clearing broker to this self clearing platform in January 2012. The Company also has a securities borrowing and lending business focused primarily with and on behalf of MBL. It conducts a matched book business as well as borrowing to cover short sales as part of MBL's new Systematic Trading business. To a lesser extent the Company trades with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of un-invested balances used in the daily operations of the business.

Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads and to cover short sales. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received approximates, or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded on an accrual basis.

Income Taxes

The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current

taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented in the statement of financial condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL. The shares are measured at the grant dates based on their fair value.

Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over the fair value of net assets including identifiable intangible assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired.

Long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2012, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified within Levels 2 or 3 of the fair value hierarchy.

The following table summarizes securities owned, at fair value, within the fair value hierarchy levels.

	Assets at Fair Value at March 31, 2012			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Money market mutual funds	$ 296,097,700	$ -	$ -	$ 296,097,700
Equities	507,720	-	-	507,720
Total, securities owned, at fair value	$ 296,605,420	$ -	$ -	$ 296,605,420

New Accounting Pronouncements
In May 2011, the FASB amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both GAAP and IFRS. The amendments were to either clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance is effective for fiscal years beginning after December 31, 2011. This change is not expected to have any impact on the Company's statement of financial condition.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This requirement is effective for annual reporting periods beginning on or after January 1, 2013. The effect of this disclosure is being evaluated by the Company.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2012, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 2,248,544	$ 1,764,413
Receivable from clearing organizations	12,145,400	-
Other	8,556,638	19,047
	$ 22,950,582	$ 1,783,460

5. Receivable From and Payable to Customers and Non-Customer

Receivable from and payable to customers includes balances with US clients for DVP/RVP transactions that were not settled prior to settlement date. In addition, the Company's affiliates affect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

Receivable from Non-Customer is mainly due to a failed DVP trades for MBL. Payable to Non-Customer is comprised of short proceeds due to MBL that are a result of the Systematic Trading business that started clearing through the Company in August, 2011. As an affiliated foreign bank, MBL is treated as a non-customer for regulatory purposes.

6. Securities Owned

Securities owned consist of overnight investments in money market mutual funds in the amount of $296,097,700 and U.S. equity securities totaling $507,720.

7. Goodwill and Other Intangibles

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment.

The useful lives of Customer Relationships and Trade Name are five years and eleven years, respectively.

The following table sets forth the gross carrying amount of the firm's goodwill and identifiable intangible assets related to the acquisitions:

	Gross Carrying Amount
Goodwill	$ 79,470,800
Customer relationship	12,721,228
Trade name	1,037,098
	$ 93,229,126

8. Bonus Retention

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

9. Employee Benefit Plans

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. Beginning January 1, 2012, the Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $10,000 (based on the maximum IRS compensation limit of $250,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

10. Employee Share Compensation

Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan (MEREP) is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to

Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash and an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of units comprising a beneficial interest in Macquarie shares held in trust for the staff member; the Restricted Share Unit or "RSU". The participant in the RSU is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. RSU's are the primary form of award under the MEREP. The Deferred Share Unit ("DSU") is a right to receive either a share held in the Trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance Share Units ("PSU") are structured like DSU's and RSU's with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff and for awards to staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP Trustee at the closing price of MQG shares on the day before the awards are issued.

For Retained Profit Share Awards representing 2012 retention, the conversion price was to be the volume weighted average price from May 9, 2011 up to and including the date of the allocation which was taken to be June 20, 2011.That price was calculated to be AUD $33.06 (USD $34.27). Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD $31.21 (USD $32.35). Vesting for Retained DPS Awards is five years, Transitional Awards is seven years and Retained Profit Share Awards vest after three years.

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at beginning of year	1,818,165
Vested shares during the year	(116,496)
Shares granted during the year	2,034,313
Shares forfeited during the year	(230,344)
Non-vested shares transferred out	(341,944)
Non-vested shares at end of year	3,163,694

11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2012 are comprised of the following:

Securities borrowed	$ 37,295,325
Intercompany receivable	28,697,698
Receivable from non-customer	573,359
Interest receivable	221,066

Liabilities and payables to Parent and affiliated companies as of March 31, 2012 are comprised of the following:

Payable to non-customer	$ 329,477,712
Securities loaned	209,269,920
Intercompany payable	148,127,053
Securities failed to receive	797,172
Interest payable	48,674

12. Commitments and Contingencies

The Company clears all of its Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2012, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, U.S. treasury bills and notes and accounts in which property, securities and cash is deposited.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. At March 31, 2012, the Company has no allowance for doubtful accounts with regard to these receivables.

13. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2012, the Company had net capital of $173,619,760 which was $173,369,760 in excess of the requirement of $250,000.

14. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent of the consolidated group. All current balances are settled currently with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2006 to March 31, 2008, New York State is examining the combined group for tax years ended March 31, 2004 to March 31, 2007, and New York City is examining the combined group for tax years ended March 31, 2001 to March 31, 2004.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. These result in a net deferred tax asset of $10,185,695, which is fully offset by a full valuation allowance.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year) or federal net operating losses (where there is a consolidated net operating loss for an income year).

Valuation Allowance

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized. Given the probability of the Parent's ability to utilize net operating losses, the allocation set forth in the tax sharing agreement and the ability of other members of the U.S. consolidated group to make use of the Company's deferred tax asset created by the net operating losses (as set forth in the Internal Revenue Code and applicable regulations), the Company's allocation of the deferred tax asset should not be recognized on its stand-alone financial statements for the year ended March 31, 2012.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2012.

There are no significant changes to the uncertain tax positions for the year ended March 31, 2012. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

15. Subsequent Events

The Company has evaluated subsequent events through May 29, 2012, the date of issuance of these financial statements. The Company did not have any significant subsequent events to report.


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